CM 3/17

SECUR 05038566 SSION

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Annual Audited Report
Form X-17A-5
PART III

SEC FILE
8- 51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES, A non-bank affiliate of Silicon Valley Bank

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 TASMAN DRIVE
(No. and Street)

SANTA CLARA	CA	95054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YANFANG CHEN (408) 654-7710
(Area Code – Telephone Number)

SEC MAIL RECEIVED PROCESSING MAR 07 2005 WASH., D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if *individual, state last, first, middle name)*

55 SECOND STREET, SUITE 1400	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, YANFAN CHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB SECURTIES, as of December 31 ~ 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA URBAN
Commission # 1348316
Notary Public - California
Santa Clara County
My Comm. Expires Mar 26, 2006

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2004 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 18, 2005

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	14,137,144
Accounts receivable		1,000,179
Premises and equipment, net		116,302
Deferred tax asset		568,172
Other assets		137,269
Total assets	$	15,959,066

Liabilities and Shareholder's Equity

Liabilities:		
Accrued compensation and benefits	$	1,231,963
Payable to affiliate		8,859,902
Accounts payable and other liabilities		118,526
Total liabilities		10,210,391
Commitments and contingencies		
Shareholder's equity:		
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		2,664,970
Retained earnings		3,083,705
Total shareholder's equity		5,748,675
Total liabilities and shareholder's equity	$	15,959,066

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Income

Year ended December 31, 2004

Revenues:		
Client investment fees	$	13,546,448
Interest income		180,622
Total revenues		13,727,070
Expenses:		
Compensation and benefits		5,378,186
Data processing		918,146
Business development and travel		358,164
Premises and equipment		307,538
Professional services		127,476
General and administrative		75,974
Other expense		346,729
Total expenses		7,512,213
Income before income taxes		6,214,857
Income taxes		3,043,317
Net income	$	3,171,540

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2004

	Common stock			Retained	
	Shares		Amount	earnings	Total
Balances, December 31, 2003	100	$	2,659,957	6,912,165	9,572,122
Capital contribution from Parent	—		5,013	—	5,013
Dividends to Bank	—		—	(7,000,000)	(7,000,000)
Net income	—		—	3,171,540	3,171,540
Balances, December 31, 2004	100	$	2,664,970	3,083,705	5,748,675

See accompanying notes to financial statements.

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	3,171,540
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment		148,441
Changes in operating assets and liabilities:		
Decrease in accounts receivable		220,546
Decrease in deferred tax asset		77,668
Decrease other assets		91,142
Increase in accrued compensation and benefits		583,555
Increase in payable to affiliate		2,965,649
Decrease in accounts payable and other liabilities		(9,699)
Net cash provided by operating activities		7,248,842
Cash flows used in investing activities:		
Purchase of equipment		(28,355)
Cash flows used in financing activities:		
Dividends to Bank		(7,000,000)
Capital contribution from Parent		5,013
Net cash used in financing activities		(6,994,987)
Net increase in cash and cash equivalents		225,500
Cash and cash equivalents, beginning of year		13,911,644
Cash and cash equivalents, end of year	$	14,137,144

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the Company) is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of Silicon Valley Bancshares (the Parent). The Company's business includes investment products and services, which involves distributing mutual funds and fixed income securities. In March 2004, the Company introduced a series of new services through the Special Equities Group, which offers solutions to private equity firms liquidating restricted securities following Initial Public Offerings and Mergers & Acquisitions activities, as well as exit strategies and special situations. Special situation and exit strategies can include in-kind stock transactions, restricted stock sales, block trading, and special situations trading, liquidation of foreign securities, and Private Investment in Public Equity (PIPE) positions.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia.

(a) Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting.

(b) Revenue Recognition

Client investment fees earned and related expenses from customer transactions on investment products are recorded on a settlement-date basis, which is not materially different if recorded on a trade-date basis. Client investment fees include Rule 12(b)-1 fees, which are earned over the period client funds are invested, as well as transactional base fees earned on fixed income and equity securities.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash balances due from banks and commercial paper investment, which are readily convertible to cash with maturity dates of 90 days or less. Also included in cash and cash equivalents is restricted cash of $100,000 held by a clearing broker. As of December 31, 2004, such cash equivalents amounted to $14,137,144.

(d) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	10 years
Computer software	3 years
Computer hardware	3 years

(Continued)

The Company capitalizes the costs of computer software developed or obtained for internal use in accordance to Statement of Position No. 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use.* Capitalized computer software costs consist of purchased software licenses and implementation costs. Amortization expense for software developed or obtained for internal used was $136,281 for the year ended December 31, 2004.

For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expense on the statement of net income. The Company had no capitalized lease obligations at December 31, 2004.

(e) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value.

(f) ***Income Taxes***

The Company's results of operations are included in the consolidated federal income tax return and the combined California franchise tax return of Silicon Valley Bancshares and subsidiaries. The Company's tax sharing agreement with the Parent provides that the Company will pay to the Parent the amounts that it would be required to pay if it were to file a separate return. However, for purposes of computing the federal tax liability on a separate company basis, the Company only deducts its allocable shares of California taxes as determined in accordance with the rules and regulations of the State of California. Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary from amounts shown on the tax returns when filed.

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) ***Use of Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

(h) ***Share-Based Compensation***

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related interpretations, to account for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* APB No. 25 provides that the compensation expense relative to the Company's employee stock options be measured based on the intrinsic value of the stock option. SFAS No. 123 as amended by SFAS No. 148 requires those companies that continue to follow APB No. 25 to provide pro forma disclosure of the impact of applying the fair-value method of SFAS No. 123.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Financial Accounting Standards Board (FASB) Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation.*

The Parent's 1997 Equity Incentive Plan (See note 5. Employee Benefit Plans) provides for the granting of shares of the Parent's common stock to directors, employees, and certain other parties. Shares granted to employees under this plan may be subject to certain vesting requirements and resale restrictions (restricted stock). For restricted stock, unearned compensation equivalent to the market value of the Parent's common stock on the date of grant is charged to shareholder's equity of the Parent and amortized into the Company's expenses over the vesting term.

If compensation cost related to both the Company's stock option awards to employees and cost related to the Employer Stock Purchase Plan (ESPP) had been determined under the fair-value method prescribed under SFAS No. 123, the Company's net income would have been the pro forma amounts shown below for the year ended December 31, 2004:

Net income as reported	$	3,171,540
Add stock-based compensation expense included in reported net income, net of tax		—
Less total stock-based employee compensation expense determined under fair-value-based method, net of tax		737,950
Pro forma net income	$	2,433,590

(i) Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires the Company to measure the cost of employee services received in exchange for an award of equity instruments using a fair-value method, and record such expense in its financial statements, for interim or annual reporting periods beginning after June 15, 2005. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. The Company expects that the pro forma expense calculated under SFAS No. 123 (above) approximates the expense that will be recognized under SFAS No. 123(R).

(2) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2004:

Computer hardware	$	301,097
Computer software		103,802
Leasehold improvements		20,285
		425,184
Accumulated depreciation and amortization		(308,882)
Premises and equipment, net	$	116,302

(3) Income Taxes

Total income tax expense (benefit) attributable to income before income taxes for the year ended December 31, 2004 consists of:

Current:		
Federal	$	2,093,938
State		871,709
		2,965,647
Deferred:		
Federal		88,876
State		(11,206)
		77,670
Total income tax expense	$	3,043,317

(Continued)

Income tax expense attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

Computed expected federal income tax expense	$	2,175,200
Increase resulting from:		
State tax, net of federal income tax expense		860,502
Other		7,615
Total income tax expense	$	3,043,317

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income. Accordingly, no valuation allowance has been established as of December 31, 2004.

The deferred tax assets as of December 31, 2004 consist of the following:

Deferred tax assets:		
Accrued compensation	$	282,130
Stock-based compensation		35,985
State income taxes		250,057
Gross deferred tax assets		568,172
Less valuation allowance		—
Gross deferred tax asset, net of valuation allowance		568,172
Net deferred tax assets	$	568,172

(4) Related Party Transactions

The Company reimbursed the Bank $1,239,139 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2004. These expenses were a combination of direct costs including occupancy and general and administrative and indirect costs. Indirect costs were based on a percentage of Bank employee time dedicated to Company activities and facilities costs. As of December 31, 2004, the amount due to the Bank related to these expenses was $2,498.

The Bank reimbursed the Company $1,021,000 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2004. These expenses were indirect costs based on a percentage of Company employee time dedicated to Bank activities. As of December 31, 2004, the amount due to the Company related to these expenses was $0.

These reimbursements for direct and indirect costs are netted and included as other expense on the statement of income.

(Continued)

The Company maintains a noninterest-bearing cash account with the Bank. The balance in the account was $490,694 as of December 31, 2004.

Additionally, at December 31, 2004, the Company had an intercompany liability to the Bank of $8,859,902 related to taxes payable (See note 1(f)).

(5) Employee Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Parent:

- Incentive Compensation Plan (ICP)
- Direct Drive Incentive Compensation Plan
- Equity Incentive Plans
- Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (ESOP)
- Employee Stock Purchase Plan (ESPP)

Incentive Compensation Plan

Incentive Compensation Plan (ICP) is an annual bonus program paid during the first quarter of the year based on the prior year's financial results. ICP is funded based on the Company's performance to pre-determined financial goals and initiatives. Awards are distributed based on management's assessment of individual employee performance. ICP expense was $703,268 for the year ended December 31, 2004.

Direct Drive Incentive Compensation Plan

Direct Drive Incentive Compensation Plan (Direct Drive) is a semiannual sales incentive program. Payments are based on sales teams performance against predetermined financial targets. Actual awards for each sales team member under Direct Drive is based on (i) the actual results and financial performance of the Company with respect to the gross profit targets, (ii) the sales team payout targets, and (iii) the sales team member's sales position and team payout allocation. Additionally, sales team members may receive a discretionary award, based on management's assessment of such member's contributions and performance during the applicable fiscal year, regardless of achievement of team gross profit targets. Direct Drive expense was $170,780 for the year ended December 31, 2004.

Equity Incentive Plan

The Parent's 1997 Equity Incentive Plan (the 1997 Plan) has been approved by the stockholders of the Parent. The 1997 Plan provides for the grant of incentive stock options to employees and nonstatutory stock options, stock appreciation rights, restricted stock purchase awards, stock bonuses, and restricted stock units (collectively Stock Awards) to employees.

(Continued)

The 1997 Plan provides a means by which selected employees may be given an opportunity to purchase common stock of the Parent or receive cash based on stock appreciation. The Company, by means of the 1997 Plan, seeks to retain the services of persons who are now employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

The table below provides stock option information pertaining to SVB Securities as issued under the Parent's 1997 Plan.

	2004	
	Shares	Weighted average exercise price
Outstanding at January 1	309,080	$ 26.343
Granted	96,853	36.404
Exercised	(59,985)	23.576
Forfeited	(51,434)	29.069
Outstanding at December 31	294,514	29.740
Exercisable at December 31	113,674	25.082

The following table summarizes information about stock options outstanding to employees of SVB Securities as of December 31, 2004:

	Options outstanding			Options exercisable	
Ranges of exercise prices	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 8.938-17.070	39,698	5.66	$ 13.576	31,421	$ 12.655
22.500-23.688	30,475	5.89	23.396	26,725	23.521
25.070-25.070	375	6.30	25.070	—	—
25.170-25.170	33,525	3.35	25.170	7,482	25.170
26.000-31.290	46,596	7.12	29.372	25,746	29.006
32.000-33.625	26,540	4.47	32.926	5,875	33.106
35.260-35.260	38,305	3.84	35.260	8,925	35.260
35.540-35.540	35,300	6.31	35.540	—	—
36.460-41.660	36,200	6.06	39.374	—	—
48.875-51.688	7,500	5.72	50.750	7,500	50.750
8.938-51.688	294,514	5.44	29.740	113,674	25.082

At December 31, 2004, options for 1,449,778 shares were available for future grant under the 1997 Plan.

(Continued)

In 2004, 147 shares of the Parent's common stock were issued to SVB Securities employees. The Company recognized $15,858 in employee share-based compensation costs resulting from the amortization of unearned compensation related to restricted stock and other miscellaneous employee stock awards during 2004.

The weighted average fair values of options granted to employees of SVB Securities was $13.08 per share had compensation cost related to both the Company's stock option awards to employees and to the ESPP been determined under the fair-value method prescribed under SFAS No. 123.

The fair value of the stock option grants in 2004 used in determining the pro forma net income amount was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31, 2004
Dividend yield	0.0%
Expected life of options in years	5
Expected volatility of the Company's underlying common stock	34.4%
Expected risk-free interest rate	3.5%

The expected volatility of the Parent's underlying common stock was calculated using a one-year term. The expected risk-free interest rate is equal to the 5-year yield on Treasury Securities as reported to the Federal Reserve Bank of New York which is commensurate with the expected life of the options.

401(k) and Employee Stock Ownership Plan

The Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) is a combined 401(k) tax-deferred savings plan and employee stock ownership plan (ESOP) in which all employees of the Bank and its affiliates are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan. The Company matches up to 5% of an employee's salary in any plan year, with the Company's matching contribution vesting immediately. 401(k) Company matching contribution expense was $125,405 for the year ended December 31, 2004.

Discretionary ESOP contributions, based on the consolidated pretax income, are made by the Company to all eligible individuals employed by the Company on the last day of the fiscal year. The Company may elect to contribute cash, or Parent Company common stock, in an amount not exceeding 10.0% of the eligible employee's base salary earned in the fiscal year, less IRC Section 401(k) and Section 125 deferrals. The ESOP contributions vest in equal annual increments over five years. ESOP expense was $170,888 for the year ended December 31, 2004.

(Continued)

ESPP

The Parent maintains an employee stock purchase plan (ESPP) under which participating employees may annually contribute up to 10% of their gross compensation to purchase shares of the Parent's common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. All employees of SVB Securities are eligible to participate in the Parent's ESPP. The ESPP is noncompensatory to the employees and results in no expense to the Company. For the first six-month offering period of 2004, 1,829 shares of the Company's common stock were issued at $31.314 per share, while 2,025 shares of the Company's common stock were issued at $33.32 per share for the second six-month offering period of 2004. At December 31, 2004, a total of 1,099,945 shares of the Parent's common stock were reserved for future issuance under the ESPP.

Compensation expense related to the ESPP, used in determining the pro forma net income was equal to the difference between the fair value of the Parent's common stock when issued under the ESPP and the actual price paid by employees to acquire the common stock.

(6) Commitments and Contingencies

Legal Matters

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

(7) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1 of $3,826,753, which was $3,146,061 in excess of its required net capital of $680,692. The Company's ratio of aggregate indebtedness to net capital was 2.67 to 1 as of December 31, 2004.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

Schedule 1

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2004

Net capital:		
Total shareholder's equity	$	5,748,675
Less nonallowable assets:		
Premises and equipment, net		116,302
Other assets		1,805,620
Net capital		3,826,753
Aggregate indebtedness		10,210,391
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6 2/3% of aggregate indebtedness		680,692
Net capital in excess of requirements	$	3,146,061
Ratio of aggregate indebtedness to net capital		267%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2004. Therefore, no reconciliations of the two computations is deemed necessary.

See accompanying independent auditors' report.

KPMG

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2005